

April 28, 2011

Mr. Joseph G. NeCastro
Chief Administrative Officer and Chief Financial Officer
Scripps Networks Interactive, Inc.
312 Walnut Street
Cincinnati, Ohio 45202

> **Re:** **Scripps Networks Interactive, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2010**
> **Filed March 1, 2011**
> **File No. 1-34004**

Dear Mr. NeCastro:

We have reviewed your response letter dated April 15, 2011 and your filings and have the following comment. As noted in our letter dated March 25, 2011, we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide us with the requested information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Critical Accounting Policies and Estimates
Goodwill, page F-4

1. We note your response to prior comment one. It appears to us that each cable network has a general manager. In this regard, please provide us an analysis of how you determined the reporting units used in your goodwill impairment tests under paragraphs 33-38 of ASC 350-20-35. If you are aggregating any components of your operating segments tell us in detail how you determined that components have similar economic characteristics.

Please file all correspondence over EDGAR. You may contact Michael Henderson, Senior Accountant, at (202) 551-3364 or Ivette Leon, Senior Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director